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                              October 11, 2022

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
26, 2022
                                                            CIK No. 0001923780

       Dear Lin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       The Offering, page 15

   1. We reissue comment 12 in its entirety. If all outstanding convertible or exercisable securities will remain
outstanding after this offering, please revise to state so.
       Enforceability of Civil Liabilities, page 34

   2. We note your response to prior comment 38. Expand to discuss the location of your officers and directors
and how that impacts the matters you disclose.
       Capitalization, page 37
 Lin Li
FirstName LastNameLin Li
Northann Corp.
Comapany
October 11,NameNorthann
            2022        Corp.
October
Page 2 11, 2022 Page 2
FirstName LastName

3. We note the changes made in response to comment 20. Your December 31, 2021 audited balance sheet on page F-3 discloses preferred shares of $10,000 and common stock of
         $40,000, but it appears that the amounts have been reversed on the Capitalization table.
         Please revise the table accordingly to be consistent with the balance sheet.

Dilution, page 38

4. We note your inclusion in the table on page 38, an amount for the line item net tangible book value per share as of December 31, 2021. It appears the amount shown does not represent a per share figure. Please revise and provide us with your computation of net tangible book value and the related per share amount as of the most recent balance sheet date included in the filing, including the number of common shares used in the computation.

5. We note your response to prior comment 22. Expand to address how the numbers and percentages in the table on page 39 would change, assuming exercise or conversion.
Audited Financial Statements
Consolidated Statements of Operations, page F-4

6. We note no revisions to pages F-4 and F-11 in response to prior comment 30 and, as such, we re-issue our comment. Revise your computation of basic and diluted earnings per share to remove weighted average preferred shares outstanding from the denominator.
         Refer to ASC 260-10-45-10 and 45-16, where net income available to common stockholders on a per share basis should be based on the weighted average number of common shares outstanding and common stock equivalents. Please revise all sections of the filing, as appropriate, including the computations and disclosures on page F-11. In this regard, based on the information provided on your Consolidated Statements of
         Stockholders' Deficit, it appears that the disclosures on pages F-4 and F-11 should be based on a calculation using weighted average common shares outstanding of 40,000,000 in each of the reported periods. We note from page F-11 that the preferred stock is not convertible into common stock, and thus would not be included in the number of weighted average shares used to compute basic and diluted earnings per share.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

7. We note your expanded disclosures in response to prior comment 33. To enhance an investor's understanding of the products from which you earn revenues, the timing of such revenues and any estimates made when recognizing revenues, as previously requested please revise the Critical Accounting Estimates - Revenue Recognition section on page 42 to include similar disclosures.
 Lin Li
Northann Corp.
October 11, 2022
Page 3
Note 17. Unrestricted Net Assets, page F-21

8. We note your response to prior comment 34. Please explain to us why the Total
       Stockholders' Equity (Deficit) as well as the Net Income (Loss) amounts presented here differ from those reported for the consolidated entity on pages F-3 and F-4. Explain to us how your presentation and the balances shown here are prepared and calculated consistent with the guidance in Rule 12-04 of Regulation S-X that calls for the condensed financial information of the registrant (i.e., parent-only condensed financial statements). Otherwise, revise your presentation to comply. In your revised presentation,
       present cash separately on the face of the Condensed Balance Sheet of the registrant.
Signatures, page II-6

9. We note your response to prior comment 35; however, the first paragraph continues to be incorrect. Therefore, we reissue the comment.
General

10. Your revisions in response to prior comment 29 do not appear to include counsel indicated
       in Exhibit 8.2. Please revise. Also, the disclosure you added needs to identify counsel and state clearly that the disclosure is counsel's opinion. Please revise accordingly.
        You may contact Beverley Singleton at 202-551-3328 or Martin James at 202-551-3671
if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameLin Li
                                                            Division of
Corporation Finance
Comapany NameNorthann Corp.
                                                            Office of
Manufacturing
October 11, 2022 Page 3
cc:       Jason Ye
FirstName LastName